UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ☒

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

388 Greenwich St., New York, NY	10013
(Address of principal executive office)	(Zip Code)

Hyundai Auto Receivables Trust 2021-B

(Exact name of obligor as specified in its charter)

Delaware	33-0978453
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

c/o: US Bank National Association 300 Delaware Ave., 9th Floor Wilmington, DE	19801
(Address of principal executive office)	(Zip Code)

Asset Backed Securities

(Title of the Indenture Securities)

Item 1.	General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A as of March 31, 2021 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 15th day of July 2021.

CITIBANK, N.A.

By:	/s/ Kerry Hehir
Kerry Hehir
Senior Trust Officer

Exhibit 7

CITIGROUP CONSOLIDATED BALANCE SHEET

(In millions of dollars)

						1Q21 Increase/
	March 31,	June 30,	September 30,	December 31,	March 31,	(Decrease) from
	2020(1)	2020(1)	2020(1)	2020	2021(2)	4Q20	1Q20
Assets
Cash and due from banks (including segregated cash and other deposits)	$23,755	$22,889	$25,308	$26,349	$26,204	(1)%	10%
Deposits with banks, net of allowance	262,165	286,884	298,387	283,266	298,478	5%	14%
Securities borrowed and purchased under agreements to resell, net of allowance	262,536	282,917	289,358	294,712	315,072	7%	20%
Brokerage receivables, net of allowance	68,555	51,633	51,610	44,806	60,465	35%	(12)%
Trading account assets	365,000	362,311	348,209	375,079	360,659	(4)%	(1)%
Investments
Available-for-sale debt securities, net of allowance	308,219	342,256	343,690	335,084	304,036	(9)%	(1)%
Held-to-maturity debt securities, net of allowance	82,315	83,332	96,065	104,943	161,742	54%	96%
Equity securities	8,349	7,665	7,769	7,332	7,181	(2)%	(14)%
Total investments	398,883	433,253	447,524	447,359	472,959	6%	19%
Loans, net of unearned income
Consumer	288,430	281,113	280,025	288,839	274,034	(5)%	(5)%
Corporate	432,590	404,179	386,886	387,044	391,954	1%	(9)%
Loans, net of unearned income	721,020	685,292	666,911	675,883	665,988	(1)%	(8)%
Allowance for credit losses on loans (ACLL)	(20,380)	(26,298)	(26,426)	(24,956)	(21,638)	13%	(6)%
Total loans, net	700,640	658,994	640,485	650,927	644,350	(1)%	(8)%
Goodwill	21,264	21,399	21,624	22,162	21,905	(1)%	3%
Intangible assets (including MSRs)	4,560	4,451	4,804	4,747	4,741	-	4%
Other assets, net of allowance	112,756	108,068	107,150	110,683	109,433	(1)%	(3)%
Total assets	$2,220,114	$2,232,799	$2,234,459	$2,260,090	$2,314,266	2%	4%

Liabilities
Non-interest-bearing deposits in U.S. offices	$113,371	$115,386	$121,183	$126,942	$138,192	9%	22%
Interest-bearing deposits in U.S. offices	462,327	490,823	497,487	503,213	497,335	(1)%	8%
Total U.S. deposits	575,698	606,209	618,670	630,155	635,527	1%	10%
Non-interest-bearing deposits in offices outside the U.S.	85,439	87,479	94,208	100,543	101,662	1%	19%
Interest-bearing deposits in offices outside the U.S.	523,774	539,972	549,745	549,973	563,786	3%	8%
Total international deposits	609,213	627,451	643,953	650,516	665,448	2%	9%

Total deposits	1,184,911	1,233,660	1,262,623	1,280,671	1,300,975	2%	10%
Securities loaned and sold under agreements to resell	222,324	215,722	207,227	199,525	219,168	10%	(1)%
Brokerage payables	74,368	60,567	54,328	50,484	60,907	21%	(18)%
Trading account liabilities	163,995	149,264	146,990	168,027	179,117	7%	9%
Short-term borrowings	54,951	40,156	37,439	29,514	32,087	9%	(42)%
Long-term debt	266,098	279,775	273,254	271,686	256,335	(6)%	(4)%
Other liabilities(3)	60,141	61,269	58,003	59,983	62,404	4%	4%
Total liabilities	$2,026,788	$2,040,413	$2,039,864	$2,059,890	$2,110,993	2%	4%

Equity
Stockholders' equity
Preferred stock	$17,980	$17,980	$17,980	$19,480	$20,280	4%	13%

Common stock	31	31	31	31	31	-	-
Additional paid-in capital	107,550	107,668	107,764	107,846	107,694	-	-
Retained earnings	163,782	163,515	165,303	168,272	174,816	4%	7%
Treasury stock, at cost	(64,147)	(64,143)	(64,137)	(64,129)	(65,261)	(2)%	(2)%
Accumulated other comprehensive income (loss) (AOCI)	(32,521)	(33,345)	(33,065)	(32,058)	(35,011)	(9)%	(8)%
Total common equity	$174,695	$173,726	$175,896	$179,962	$182,269	1%	4%

Total Citigroup stockholders' equity	$192,675	$191,706	$193,876	$199,442	$202,549	2%	5%
Noncontrolling interests	651	680	719	758	724	(4)%	11%
Total equity	193,326	192,386	194,595	200,200	203,273	2%	5%
Total liabilities and equity	$2,220,114	$2,232,799	$2,234,459	$2,260,090	$2,314,266	2%	4%

(1)	See footnote1 on page 1.

(2)	Preliminary.

(3)	Includes allowance for credit losses for unfunded lending commitments. See page 23 for amounts by period.

NM Not meaningful.

Reclassified to conform to the current period's presentation.